UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

GRUPO TELEVISA FILES INFORMATION REQUIRED BY THE BOLSA MEXICANA DE VALORES

On February 18, 2011, the Company filed the following Exhibit 1 with the Bolsa Mexicana de Valores informing of the status of Televisa's adoption of the International Financial Reporting Standards issued by the International Accounting Standards Board.

EXHIBIT 1

Status of the process of adopting International Financial Reporting Standards (“IFRS”) in the preparation of the consolidated financial statements of Grupo Televisa, S.A.B.

This Exhibit is presented to update the information which was filed with the Bolsa Mexicana de Valores (“Mexican Stock Exchange”) by Grupo Televisa, S.A.B. (the "Company") on April 29, 2010, July 12, 2010 and October 21, 2010. The IFRS adoption plan was approved by the Board of Directors and the Audit and Corporate Practices Committee of the Company in April 2010.

a)           Identification of the Responsible Persons or Areas.

Name
Name of the responsible area or person:	Corporate Controllership
Members of the work team for the transition (mention the area to which each member corresponds):
Salvi Folch Viadero
Financial and Administration Vice-presidency;
Jorge Lutteroth Echegoyen
Corporate Controllership Vice-presidency;
José Antonio García González
Corporate Administration Vice-presidency;
Michel Boyance
Administration and Financial Vice-presidency Sky;
José Antonio Lara Del Olmo
Tax Vice-presidency;
Raúl González Lima
Corporate Financial Reporting General Management;
David Magdaleno Cortes
Controllership Management Television;
Carlos Ferreiro Rivas
Telecommunications Vice-presidency;
Raúl González Ayala
Information Technology General Management;
Julio Cesar Chávez Hernández
Planning and Budgets General Management;
Stephanie Guerra Ron
Corporate Financial Reporting Management.

Name of the coordinator (if applicable):	Jorge Lutteroth Echegoyen and Raúl González Lima
External audit firm:	PricewaterhouseCoopers, S.C.
Firm of the external advisors hired for the transition, other than the auditor (if applicable):	PricewaterhouseCoopers, S.C.

PricewaterhouseCoopers, S.C. (“PwC”) was selected to provide consultancy to Grupo Televisa, S.A.B. (the “Company”) in the IFRS adoption process, in the understanding that, as external auditors of the Company, PwC shall not participate in: (i) preparation of accounting registries, financial information related to or financial statements of the Company; (ii) the direct or indirect operation of financial information systems of the Company; (iii) operation, supervision, design or implementation of the technology systems of the Company related to the preparation of the financial statements or financial information, and (iv) the Company’s administration or decision makers of the project.

b)           Training.

Direct Participants in the Implementation

Issuers' Staff	Start date	In process (estimated completion date)	Completed	Not applicable (Reason)
Relevant directors and officers of the issuer: Chief Executive Officer Chief Financial Officer (or equivalent) Other relevant directors and officers: Controller and Administrator	August 2010	December 2011
Members of Committees of the Board of Directors: Members of Auditing Committee Members of Corporate Practices Committee Other Auxiliary Committee (specify)	August 2010	December 2011
Staff responsible for preparing and filing financial information under the IFRS: Work team leader Responsible staff Auxiliary staff Others (detail):	April 2010	December 2011
Others (detail):	Not applicable	Not applicable	Not applicable

Indirect Participants in the Implementation

	Start date	In process (estimated completion date)	Completed	Not applicable (Reason)
Area name:
Tax	June 2010	December 2011
Human Resources	June 2010	December 2011
Treasury	June 2010	December 2011
Legal	June 2010	December 2011
Policies and Procedures	June 2010	December 2011
Information Technology Systems	June 2010	December 2011
Investor Relations	June 2010	December 2011
Budgets	June 2010	December 2011
Name of positions within the Area:
Vice-presidents, Directors and Coordinators
Others (detail):	Not applicable	Not applicable	Not applicable

c)           Activity Timetable.

Phase	Activities	Start date	Finish Date	Progress Percentage (%)
1	DIAGNOSIS
	a) Review of accounting policies.	April 2010	May 2010	100%
	b) Preliminary evaluation of the impacts on the systems, processes and operations.	April 2010	May 2010	100%
	c) Organizational awareness.	April 2010	May 2010	100%
2	PROJECT DEFINITION AND LAUNCHING / COMPONENTS EVALUATION AND PROBLEM SOLVING / INITIAL CONVERSION
2.1	a) Benchmarking	June 2010	December 2011	60%
	b) Preliminary evaluation of the impacts on the information systems, internal controls, etc.	June 2010	December 2011	35%
	c) Difference between the Mexican Financial Reporting Standards (“Mexican FRS”) and IFRS documentation.	June 2010	December 2011	70%
	d) Transaction analysis.	June 2010	December 2011	60%
	e) Identification and evaluation in other areas (such as, legal, investor relations, etc.).	June 2010	December 2011	50%
	f) Training.	June 2010	December 2011	70%
	g) Quantify the impacts of the IFRS.	June 2010	December 2011	70%
	h) Review and evaluation of the preliminary definition impacts derived from the latest update of bulletins and rules issuance.	June 2010	December 2011	50%
	i) Selection and definition of new accounting policies (including IFRS 1).	June 2010	December 2011	50%
	j) Preparation of the initial balance sheet (1-1-2011).	June 2010	December 2011	25%
2.2	a) Preparation of financial statements of 2011 and 2012 (intermediate and annuals).	April 2011	March 2013	10%
	b) Preparation of accounting policies handbook according to IFRS.	April 2011	December 2012	30%
	c) Analysis update of the differences between IFRS and the Mexican FRS based on new accounting rules.	April 2011	March 2013	20%
	d) Quantify adjustments for 2011 and 2012.	April 2011	March 2013	25%
	e) Implementation and design of processes and controls sustainable according to IFRS.	April 2011	December 2012	0%
	f) Evaluate SOX compliance.	April 2011	December 2012	0%
3	CHANGE SYSTEMATIZATION / SECURE OF CONTROLS AND PROCEDURES	2012	2013	10%

NOTE: The anticipated dates to the corresponding activities of each of the phases are subject to a continued evaluation of new rules issued by the International Accounting Standards Board (“IASB”), as well as to the possible retrospective application of the same.

The information contained herein was approved by the Board of Directors and the Audit and Corporate Practices Committee of the Company in April, 2010.

Estimated adoption date:	1/1/2012

Stage 1. Communication

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Coordination with issuer’s Chief Executive Officer, with all the areas involved and related entities which shall be consolidated or incorporated.	April 2010	April 2010	May 2010	April 2010	100%	Phase 1 of the chronogram
2. Design and communication of a promotion and training plan.	April 2010	April 2010	May 2010		90%	Phase 1 of the chronogram
3. Others (detail).	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable

Stage 2. Assessment of Accounting and Business Impacts

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Preliminary identification of accounting impacts, which require specific actions (diagnosis of the main differences in valuation and disclosure).	April 2010	April 2010	May 2010	June 2010	100%	Phase 1 of the chronogram
2. Choosing between the options available in the IFRS 1 (first time application) and review of provisions and estimates.	June 2010	July 2010	December 2010		50%	Phase 2.1 of the chronogram
3. Definition of the new accounting policies according to the different alternatives set forth in the IFRS.	August 2010	September 2010	December 2011		50%	Phase 2.1 of the chronogram
4. Assessment of the impacts on information systems, internal control, etc.	June 2010	July 2010	March 2011		35%	Phase 2.1 of the chronogram
5. Identification and evaluation of effects affecting the performance measures of the issuer (financial ratios, etc.).	June 2010	July 2010	March 2011		50%	Phase 2.1 of the chronogram
6. Identification and review of contracts and other agreements subject to be modified given the transition to the IFRS, as well as possible violations to commitments or covenants.	June 2010	July 2010	March 2011		50%	Phase 2.1 of the chronogram
7. Detail of additional disclosures made in the notes to the financial statements due to the implementation of the IFRS.	April 2011		March 2012		20%	Phase 2.2 of the chronogram

NOTE: The anticipated dates to the corresponding activities phase are subject to a continued evaluation of new rules issued by the IASB, as well as to the possible retrospective application of the same.

Stage 3. Implementation and Parallel Formulation of Financial Statements under the IFRS and Current Accounting Standards

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Identification of the principal changes in the performance of the information technology systems required in the preparation of the financial statements under the IFRS, in the flow of information as well as in the processes of preparing such statements.	June 2010	July 2010	December 2011		35%	Phase 2.1 of the chronogram
2. Identification of documents and new or supplementary reports to the current ones, issued given the changes in the information technology systems, as well as new concepts required under the IFRS.	June 2010	July 2010	December 2011		50%	Phase 2.1 of the chronogram
3. Analysis of the patrimonial situation and results of the issuer, identifying the necessary adjustments and assessments to convert the balances at the date of transition of the IFRS.	June 2010	July 2010	December 2011		50%	Phase 2.1 of the chronogram
4. Preparation of the opening balance sheet under the IFRS and conciliation of the results and shareholders’ equity against the FRS.	March 2011		December 2011		25%	Phase 2.2 of the chronogram
5. Design and adjustment of the quality control processes in financial information to guarantee its reliability.	April 2011		December 2012		30%	Phase 2.2 of the chronogram

NOTE: The anticipated dates to the corresponding activities phase are subject to a continued evaluation of new rules issued by the IASB, as well as to the possible retrospective application of the same.

Completed Activities

Activities	Findings and/or performed tasks	Decisions made
Preparation of the chronogram of the principal activities of the IFRS conversion project.	Presentation to the Board of Directors and the Audit and Corporate Practices Committee of the principal activities chronogram established in the IFRS conversion project.	Approval of the IFRS conversion project by the Board of Directors and the Audit and Corporate Practices Committee.
Presentation and official start of the IFRS conversion project by the Corporate Controllership Vice-presidency to the persons in charge of the financial information of the Company entities.
Awareness of the persons in charge of the financial information in the headquarters, subsidiaries and most significant associated entities, of the importance of the IFRS conversion project for the Company.
Governance of the IFRS conversion project, designation of the teamwork’s for Phase 1 and start of working meetings under Phase 1.
Identification and preliminary analysis of the main differences between the existing Financial Reporting Standards in Mexico and IFRS and accounting impacts that will require more specific actions.	Weekly work meetings where we analyzed and documented the main differences between both standards and the most important items of the consolidated financial statements of the Company.
Based on preliminary differences identified, each significant subsidiary of the Company will make a more detailed analysis to facilitate the analysis, quantification and subsequent evaluation of the required adjustments in the preparation of the initial consolidated balance sheet under IFRS.

Beginning of Stage 2.1 of the schedule of activities. Identifying business segments and/or most significant subsidiaries for purposes of adopting IFRS.	The following segments of significant business were identified: television broadcasting, Sky, cable and telecom and Publishing.
Preparation of workshops per business segment for the evaluation and definition of accounting policies under IFRS, as well as for identification and quantification of differences to the transition date.
Strategy for adoption of IFRS in non significant businesses.

Initial workshops for properties, plant and equipment.
Consideration of appraisals and costs implicit to the item of property, plant and equipment to the transition date.
Considerations of financial leases and operating leases.
Meetings with asset appraisers.
Accounting policies and identification of adjustments under IFRS 1 for the item of properties, plant and equipment. Valuations of certain fixed assets at the date of transition.
Initial workshops for revenue recognition.	Identifying policies and current proceedings for revenue recognition. Analysis of major revenue-generating contracts. Consideration on presentation of income.	Identification of potential impacts, resulting from the proposed new IFRS for revenue recognition.
Initial workshop for the item of employee benefits.	Meeting with the actuaries of the companies having a payroll. Evaluation of options under IFRS 1.	Accounting policies and identification of adjustments under IFRS 1 for the item of benefits to employees at the time of transition. Definition of actuarial calculation reports on the transition date.
Additional workshops for property, plant and equipment, revenue recognition and employee benefits.

Workshops for the following items of the financial statements:
     ● Capitalized costs
     ● Financial instruments
     ● Derivatives
     ● Provisions
     ● Foreign Currency Exchange
     ● Intangibles
     ● Consolidation and equity method
     ● Income tax
     ● Business combinations

Understanding of the IFRS applicable to the principal business segments of the Company.

Presentation by the responsible parties of the financial information on the principal business segments of the Company, of particular or relevant situations or considerations for the implementation of the IFRS.

Formal documentation of the application of the IFRS discussed in the workshops, for the principal business segments of the Company.

Accounting policies for foreign currency translation accumulated through December 31, 2010.

Accounting policies for business combinations prior to December 31, 2010.

Adjustment procedure for the restatement of intangible assets.

Determination of initial adjustment for liabilities resulting from employee indemnifications.

Identification of adjustments resulting from property valuations.

Preliminary evaluation of the anticipated adoption of the IFRS 9 (financial instruments, impairment and hedge accounting).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 25, 2011	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President